EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Harvard Apparatus Regenerative Technology, Inc.:

We consent to the incorporation by reference in the Registration Statements Nos. 333-192026 and 333-192027 on Forms S-8 of Harvard Apparatus Regenerative Technology, Inc. of our report dated March 28, 2014, with respect to the consolidated balance sheets of Harvard Apparatus Regenerative Technology, Inc. and subsidiaries as of December 31, 2013 and 2012 and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2013 and for the period from February 24, 2009 (inception) to December 31, 2013 which appears in the December 31, 2013 annual report on Form 10-K of Harvard Apparatus Regenerative Technology, Inc.

/s/ KPMG LLP

Boston, Massachusetts
March 28, 2014